ADKW 3/6/14

14046195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8- 68216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forward Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California St. 16th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 310.441.2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/14

OATH OR AFFIRMATION

I, Judith M. Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forward Securities LLC, as of February 19, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith M Rosenberg
Signature

Chief Compliance Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of San Francisco

On 2/19/2014 (Date) before me, James A. Oerther, Notary Public (Here Insert Name and Title of the Officer)

personally appeared Judith M. Rosenberg (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

JAMES A. OERTHER
Commission # 1995106
Notary Public - California
San Francisco County
My Comm. Expires Nov 20, 2016

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: James A Oerther (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: 2/19/2014 Number of Pages: ______

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: Judith M. Rosenberg

- ☒ Corporate Officer — Title(s): CCO
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Forward Securities, LLC
Statement of Financial Condition
December 31, 2013
(Public)

pwc

Forward Securities, LLC
Statement of Financial Condition
December 31, 2013
(Public)

Forward Securities, LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To the member of Forward Securities, LLC

We have audited the accompanying statement of financial condition of Forward Securities, LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Forward Securities, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

San Francisco, CA
February 18, 2014

Forward Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	309,799
Prepaid expenses and other assets		18,181
Total assets	$	327,980
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	183,033
Payable to affiliate		9,340
Total liabilities		192,373
Member's equity		
Contributions, net		650,000
Accumulated deficit		(514,393)
Total member's equity		135,607
Total liabilities and member's equity	$	327,980

The accompanying notes are an integral part of these financial statements.

1. Organization

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("Management"), a registered investment advisor with the Securities and Exchange Commission.

Management acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. Forward Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. From April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Other revenue consists of interest income earned on the Company's cash held in a money market account.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits.

Distribution Fees
The 12b-1 distribution fee collected from the Funds flow through the Company to the intermediary broker-dealer holding the customer accounts that are under selling agreements to receive such fees. Since the Company does not have credit risk and is not involved in distribution of Funds' securities, the Company does not record any revenue related to the distribution agreement. The total amount of distribution fees flowing through the Company was $9,976,314 for the year ended December 31, 2013.

Fair Value Measurements
The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. Tax liabilities are instead paid by individual members of the limited liability company. Income and losses are included in the tax returns of the individual members or partners. Accordingly, no provision for income taxes is included in the accompanying financial statements.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2013.

Member's Equity and Limited Liability Company Agreement
The Company's operating agreement sets forth the respective rights and obligations of the sole member and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the entity.

3. Related Parties

The Company entered into an Administrative Services Agreement with Management whereby, Management provides certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and Management review the monthly fee calculation to ensure the fee is commiserate with the level of services provided, including time worked by allocated Management employees. The Company expensed $119,000 under this agreement for the year ended December 31, 2013.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with Management whereby, Management performs certain services for the Funds. Under the SSA, the fee paid to Management shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties will be paid to Management for eligible 12b-1 expenses. The total amount of fees paid to Management under these agreements was $866,867.

Underwriting concessions received by the Company are periodically reimbursed to Management as all distribution-related expenditures are incurred by Management. The total amount of underwriting concessions reimbursed to Management was $211,310.

Additionally, Management invoices the Company monthly for any direct expenses paid on behalf of the Company. The total amount of direct expenses reimbursed to Management was $1,762.

The payable to affiliate represents the administrative service fee and any expenses to be reimbursed by the Company to Management. The fees and expenses may not represent the actual cost and expenses incurred by the Company if operated on a stand alone basis.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital, as defined under Rule 15c3-1, of $117,426 and excess net capital of $104,601. The ratio of aggregate indebtedness to net capital was 1.64 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1)(i) of that rule.

5. Subsequent Events

The Company has reviewed subsequent events occurring through February 18, 2014, which represents the date that these financial statements were available to be issued and determined that no additional subsequent events occurred that would require accrual or additional disclosure.